Exhibit 99.1

BTQ Technologies Announces Shareholder Call and Provides Q1 2026 Corporate Update Highlighting Commercial Progress Across QCIM, QPerfect, QSSN and Bitcoin Quantum

VANCOUVER, BC, May 18, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today provided its corporate update for the first quarter of 2026, highlighting progress across its four core business lines: QCIM, QPerfect (pending the completion of the acquisition of QPerfect), Quantum Secure Systems & Networks ("QSSN"), and Bitcoin Quantum, alongside capital markets milestones that expanded BTQ's visibility with institutional and thematic investors.

Where BTQ Fits

BTQ's mandate is to deploy quantum today, not tomorrow. The Company believes quantum computers will sit alongside traditional high performance computing on the same internet that already moves money, identity, and access for critical systems. That trust exists because encryption and authentication are embedded in nearly every connected device. As quantum capability rises, the same cryptography that protects tens of trillions of dollars in digital value must be upgraded without breaking the infrastructure that depends on it.

The post-quantum migration is expected to be one of the most complex cryptographic transitions undertaken to date. Cloud servers and browsers can adopt new algorithms through software updates, but the world now runs on mobile devices, IoT endpoints, 5G and 6G networks, data centers, and physically secure equipment in power grids and defense systems. These environments need high performance and tamper resistant hardware, firmware, and software that is flexible to evolving standards across regions. Without that foundation, new quantum computing benefits will collide with legacy security, and trust on the internet may be compromised.

BTQ is aiming to address this challenge with the development of a full stack platform across four pillars:

1.	Quantum Secure Systems & Networks (QSSN / Digital Assets): Securing the digitization of the world's fiat money supply by providing a post-quantum settlement layer mandated by regulators for the transfer and issuer controls for digital assets and stablecoins, a segment with high exposure to quantum risk.

2.	QCIM hardware acceleration and secure elements: Delivering crypto-agile quantum security to billions of interconnected devices with the most performant form factor so governments and companies can remain secure and adaptive to developments in cryptographic standards.

3.	QPerfect / neutral atom platforms: Pending the completion of the acquisition of QPerfect, this business is expected to add critical building blocks and core technologies for advanced neutral atom emulation and control for a leading qubit modality, enabling customers to deploy fault tolerant quantum algorithms on highly scalable quantum hardware.
4.	Bitcoin Quantum: What the Company believes to be the first quantum-safe fork of Bitcoin, designed to demonstrate that the world's largest cryptocurrency network can be migrated to post-quantum cryptography and serving as a live environment and liquidity bridge for quantum-threatened digital assets across the broader blockchain ecosystem.

The Company's platform remains aligned with emerging cryptographic standards and regulatory initiatives globally. QSSN has been referenced in the Post-Quantum Financial Infrastructure Framework ("PQFIF") submitted to the SEC, while BTQ maintains leadership roles within QuINSA, chairs the Quantum Communications Working Group, and continues advancing QPoW as the alliance's first consensus work item.

"Q1 2026 reflected continued execution across every major area of our business as we move from foundational architecture and research into commercialization and deployment," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "Across QCIM, QPerfect, QSSN, and Bitcoin Quantum, we continued to expand our technical capabilities, deepen strategic partnerships, and validate commercial pathways in some of the most important infrastructure markets emerging around post-quantum security. We believe the global transition toward quantum-secure systems is accelerating, and BTQ remains focused on building the hardware, middleware, and secure network infrastructure needed for that transition."

State of the Market

Global urgency around post-quantum migration continued to accelerate through Q1 2026 as governments, standards bodies, financial institutions, and critical infrastructure operators moved from awareness toward inventory, planning, testing, and early implementation.

This momentum is increasingly reflected in formal transition timelines. CNSA 2.0 establishes phased expectations for U.S. National Security Systems, including quantum-resistant requirements for new acquisitions beginning in 2027 and broader transition targets extending through 2030, 2031, and 2035. Canada's roadmap calls for initial departmental PQC migration plans beginning in April 2026, with high-priority systems targeted for completion by the end of 2031 and remaining systems by the end of 2035. The EU roadmap similarly calls for Member States to establish national transition roadmaps by the end of 2026, address high-risk use cases by 2030, and complete broader transition by 2035.

Financial services are emerging as a priority area for migration because banking infrastructure, tokenized money, stablecoins, digital assets, and long-life transaction records depend heavily on cryptographic trust. BTQ believes this creates a significant opportunity for integrated infrastructure providers capable of bridging legacy systems with next-generation quantum-secure architectures.

At the same time, momentum across the broader quantum ecosystem continued to build during Q1 2026, particularly across neutral-atom computing, quantum simulation, post-quantum cryptography, and hybrid quantum-classical workflows. This reinforces BTQ's view that the market is moving in parallel across two tracks: protecting today's digital infrastructure from quantum risk while preparing for future quantum computing capabilities.

BTQ is building quantum-secure infrastructure for the real world. The Company's platform spans secure digital money infrastructure, post-quantum silicon and hardware acceleration, fault-tolerant quantum software and control systems, and quantum-safe blockchain infrastructure. Together, these pillars are designed to support the transition from classical cryptographic systems to quantum-resilient networks across finance, defense, telecommunications, AI, IoT, and critical infrastructure.

QCIM / Hardware Acceleration and Secure Elements

BTQ continued advancing QCIM toward commercialization during Q1 2026, with the Company completing key engineering hires and progressing toward its planned tape-out timeline.

QCIM is being developed as a crypto-agile post-quantum hardware platform designed to address gaps in the current PQC hardware landscape, including crypto agility, side-channel security, constrained-device deployment, and performance efficiency. The platform is intended to support secure execution of post-quantum cryptographic workloads in environments where software-only migration may be insufficient, including embedded systems, secure elements, payments infrastructure, telecommunications, defense systems, digital assets, and critical infrastructure.

During the quarter, BTQ continued work on QCIM's core architecture and early performance targets, with a focus on minimal hardware footprint, efficient implementation, and support for multiple cryptographic algorithm suites within the same package. The Company believes this combination can make QCIM attractive to enterprises, governments, and device manufacturers seeking post-quantum security without sacrificing performance, power efficiency, or flexibility.

BTQ also continued to advance its strategic collaborations with ICTK and ITRI. The ICTK relationship remains focused on co-developing a production-grade secure element platform, while the ITRI collaboration is intended to support silicon validation, benchmark development, and integration planning.

The Company expects QCIM to continue moving toward productization during 2026, with commercialization efforts focused on early partner engagement, validation, and future deployment opportunities across industries requiring crypto-agile post-quantum security.

QPerfect / Neutral-Atom Platforms

Pending completion of the previously announced acquisition by BTQ, QPerfect continued advancing its neutral-atom software, emulation, and fault-tolerant control stack during Q1 2026, with progress across its three core product lines: MIMIQ, Digital Twin, and Quantum Logic Unit ("QLU").

QPerfect remains an important part of BTQ's broader quantum strategy. Pending completion of the acquisition of QPerfect, this business is expected to add critical building blocks and core technologies for advanced neutral-atom emulation and control, supporting customers seeking to design, test, and eventually deploy fault-tolerant quantum algorithms on scalable quantum hardware.

MIMIQ

Pending completion of the acquisition, QPerfect is preparing to release TensorWeaver, a new high-performance MPS / Tensor-Network engine within the MIMIQ framework designed for on-premises execution. TensorWeaver is expected to be installable locally across laptops, workstations, and local compute clusters, expanding MIMIQ beyond cloud-based workflows.

This new engine unlocks a meaningful commercial segment for customers whose needs go beyond the current cloud offering, including security-sensitive users that require local or on-premises execution. QPerfect is already exploring this opportunity with active prospects in South Korea and France.

Digital Twin

QPerfect's Digital Twin platform advanced from static hardware models toward dynamic models capable of incorporating atom movement. The development team is also working on optimizing atomic movement and scheduling parallel operations.

These developments are designed to support higher-fidelity neutral-atom system modeling and improve the connection between software simulation, hardware behavior, and future control-layer deployment.

Quantum Logic Unit

During Q1 2026, QPerfect completed the QLU demonstrator. The demonstrator includes an architecture walkthrough and logical-gate execution, representing an important step toward a more complete Quantum Logic Unit.

BTQ believes the QLU can become a foundational control layer for executing advanced fault-tolerant quantum algorithms on neutral-atom hardware, including future applications such as BTQ's One-Shot Signatures.

Community and Visibility

QPerfect continued expanding its visibility across the European quantum ecosystem during the quarter through participation in:

  UpQuantVal Interreg Upper Rhine Industry Day at CESQ
  Forum Quantique Défense 2026 at École Polytechnique
  VivaTech 2026, where QPerfect was selected for the second consecutive year as part of the Grand Est delegation
  Quantum Week 2026 in Strasbourg
  EuRyQa Conference, including a talk by Asier Piñeiro Orioli and a poster by Tom Hartweg

Additional Q1 2026 milestones included:

  SDT / QUREKA now fully operational
  Q-PLANET Grant Consortium Agreement signed
  CESQ / aQCess Accord Spécifique N°01 being finalized with SATT, UNISTRA, and CNRS
  Quantum in Practice #2 webinar attracting more than 85 registrations
  Two new CESQ research papers with QPerfect co-authors, including work on noise tailoring and LDPC La-cross codes

Outlook

For the remainder of 2026, QPerfect's priorities include pursuing collaborations with hardware partners and putting the Digital Twin and QLU in front of real neutral-atom platforms. Key tracks include aQCess noise-model validation, CESQ / Q-PLANET, and opportunities in South Korea.

QPerfect also intends to continue building a complete Quantum Logic Unit to enable algorithms such as BTQ's One-Shot Signatures to run on hardware. QLU v1 is currently targeted for mid-2027.

Quantum Secure Systems & Networks (QSSN)

BTQ's QSSN business reached commercial-grade readiness during Q1 2026, with milestones that position QSSN as the quantum-safe control layer for regulated tokenised money in South Korea. The platform supports stablecoins today, with architecture extending to tokenised deposits and regulated settlement infrastructure aligned with broader international direction.

Most notably, QSSN was selected as a core post-quantum security infrastructure component for South Korea's first bank-led KRW stablecoin pilot project. The milestone builds on BTQ's prior work with Danal and Finger and further validates QSSN's role in post-quantum digital money infrastructure.

BTQ also completed pilot validation with Finger, which has a banking-app user base of more than 400,000. The validation processed 1,477 cumulative production transactions at a 100% transaction success rate and 0% fallback rate, an improvement from a 93.6% baseline. It also settled more than 753,000 MCCX, the pilot's native token, created more than 200 post-quantum wallets, and validated six on-chain transfer routes.

The Company's South Korean commercial ecosystem now spans partnerships across:

  Danal for commercial payments infrastructure
  Finger for banking distribution
  iM Bank for commercial banking deployment
  Daou Data for enterprise IT and payments
  Keypair for hardware and co-developed intellectual property

This ecosystem gives BTQ a commercial pathway across payments, banking, enterprise IT, hardware-rooted security, and regulated digital asset infrastructure.

Outlook

For the remainder of 2026, BTQ's priorities for QSSN include converting the Finger pilot into a live commercial deployment, with iM Bank as the lead commercial conversion candidate and Finger continuing as the channel into additional downstream banks already in pipeline. The Company anticipates exploring monetization across several potential vectors, which may include validator-node licensing, per-transaction validation fees, and deployment fees.

The Company also intends to stand up a dedicated QSSN sales and solution-engineering team to monetize the Korean ecosystem and extend into new regulated markets, part of the broader commercialization buildout being scaled across BTQ in 2026.

BTQ believes the Korean playbook can be replicated across three priority regions. In Taiwan, the Company is in early commercial engagement with prospective VASP and banking partners. In the United States, BTQ is in preliminary discussions with a major U.S. financial institution. In Europe, regulated tokenised-money infrastructure is increasingly aligned with broader Eurosystem direction. Korea proves the model, and these regions size the market.

Bitcoin Quantum

Bitcoin Quantum continued scaling rapidly during Q1 2026 as the initiative advanced toward a targeted mainnet launch.

During the quarter, BTQ completed what it believes represents the first production-grade quantum-safe Bitcoin upgrade through full deployment of BIP 360, including Pay-to-Merkle-Root ("P2MR"), SegWit compatibility, all five Dilithium opcodes, and end-to-end CLI tooling. BTQ believes this is the most complete public reference implementation of post-quantum Bitcoin in the industry to date.

As of March 31, 2026, the Bitcoin Quantum testnet had scaled to more than 75 miners, more than 300,000 blocks mined, and more than 150 open-source contributors, demonstrating real network behavior under production-like conditions.

BTQ also conducted the first hard network analysis of a production-grade quantum-safe Bitcoin fork. A public simulation dashboard, open-sourced testing platform, and accompanying white paper are expected for release in the near term, intended to establish Bitcoin Quantum as a reference work for engineering and validating Bitcoin's post-quantum migration.

Outlook

BTQ's current Bitcoin Quantum roadmap includes a sequenced path toward a targeted mid-2026 mainnet launch, which is expected to open token liquidity, miner economics, and on-chain commercial activity. If achieved on this timeline, the Company believes Bitcoin Quantum would be among the first quantum-safe Bitcoin chains to reach mainnet.

Exchange and custody integrations are expected to roll out across 2026 and 2027, supporting institutional access, listing-driven distribution, and market-discoverable token pricing.

Over time, the Company expects Bitcoin Quantum to support recurring revenue opportunities tied to mining infrastructure, market making, custody services, and treasury management, in a category BTQ is actively standardizing.

Financial Overview and Shelf Registration

The Company ended Q1 2026 with a cash balance of C$12,132,953. A base shelf prospectus registration remains in place to preserve strategic flexibility. Any future use of the shelf would be subject to applicable regulatory requirements and prevailing market conditions at the time of issuance.

Outlook

BTQ enters the remainder of 2026 with momentum across all major verticals of the business.

The Company's priorities for the year include advancing QCIM toward productization and silicon validation, expanding QPerfect's neutral-atom software and middleware stack, converting QSSN pilot environments into broader institutional deployments, and progressing Bitcoin Quantum toward mainnet launch and ecosystem integration.

More broadly, BTQ believes its strategy remains aligned with one of the most significant infrastructure transitions underway globally: the migration of financial systems, communications networks, and critical digital infrastructure toward post-quantum resilience.

By operating across hardware, middleware, standards, and secure network infrastructure, BTQ is positioning itself to support institutions through that transition while building long-term commercial value across multiple revenue pathways.

BTQ Technologies to Host Live Webinar on Q1 2026 Financial Results and General Corporate Update

The Company is also pleased to announce that it will hold a shareholder call on Tuesday, May 19, 2026, at 12:00 p.m. EST to discuss its Q1 2026 financial results and provide a general corporate update.

IMPORTANT – To register for the webcast see below:

When: May 19, 2026

Time: 12:00 PM Eastern Time

Topic: BTQ Technologies Shareholder Call to Discuss Q1 2026 Financial Results and General Corporate Update

Register in advance for this webinar:

https://zoom.us/webinar/register/WN_qiXl2avoR6q-gZxejb-Q5g

After registering, you will receive a confirmation email containing information about joining the webinar.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About Qperfect
QPerfect is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility -- surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton
CEO, Chairman
For further information: E: desk@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks relating to the completion of the proposed acquisition of QPerfect and the integration thereof; risks that QCIM, QSSN, Bitcoin Quantum, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early-stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the post-quantum cryptography and quantum computing industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; risks relating to changes in regulatory frameworks for digital assets, stablecoins, and post-quantum cryptographic standards; risks that the Bitcoin Quantum mainnet launch may not occur on the anticipated timeline or achieve the expected network adoption; and other risk factors as detailed from time to time in the Company's public disclosure documents filed on SEDAR+ and EDGAR. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 18-MAY-26